Pricing Sheet No. 2012-MTNDG0247 dated May 30, 2012 relating to
Preliminary Pricing Supplement No. 2012-MTNDG0247 dated May 8, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
3,359,000 Buffered PLUS Based on the Value of the S&P 100® Index due May 29, 2014
Buffered Performance Leveraged Upside SecuritiesSM

PRICING TERMS – May 30, 2012
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the Buffered PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, because 90% of the stated principal amount of the Buffered PLUS is at risk, you may receive an amount at maturity that is substantially less than the stated principal amount of the Buffered PLUS.

Maturity date:	May 29, 2014
Underlying index:	S&P 100® Index
Aggregate principal amount:	$33,590,000
Payment at maturity per Buffered PLUS:	■	If the final index value is greater than the initial index value: $10 + leveraged upside payment However, in no event will the payment at maturity exceed the maximum payment at maturity.
	■	If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 10%: $10
	■	If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 10%:
($10 × index performance factor) + $1.00
This amount will be less than the $10 stated principal amount per Buffered PLUS. However, in no event will the payment at maturity be less than $1.00 per Buffered PLUS.
Leveraged upside payment:	$10 × leverage factor × index percent increase
Leverage factor:	125%
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	598.17, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Valuation date:	May 23, 2014, subject to postponement for non-index business days and certain market disruption events
Buffer amount:	10%
Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$12.80 per Buffered PLUS (128% of the stated principal amount)
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS
Pricing date:	May 30, 2012
Original issue date:	June 4, 2012
Interest:	None
CUSIP:	17318Q798
ISIN:	US17318Q7988
Listing:
The Buffered PLUS will not be listed on any securities exchange and, accordingly, may have limited or no liquidity.  You should not invest in the Buffered PLUS unless you are willing to hold them to maturity.

Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer. See “Additional Information About the Buffered PLUS—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement.

Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per Buffered PLUS:	$10.00	$0.20	$9.80
Total:	$33,590,000	$671,800	$32,918,200
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the Buffered PLUS, is acting as principal and will receive an underwriting fee of $0.20 from Citigroup Funding Inc. for each Buffered PLUS sold in this offering. From this underwriting fee, Citigroup Global Markets Inc. will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisers collectively a fixed selling concession of $0.20 for each Buffered PLUS they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Buffered PLUS declines. You should refer to “Risk Factors” and “Additional Information About the Buffered PLUS—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement for more information.

You should read this document together with the preliminary pricing supplement describing the offering and the PLUS product supplement, prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement filed on May 8, 2012:  http://sec.gov/Archives/edgar/data/831001/000095010312002460/dp30467_424b2-oex.htm
PLUS Product Supplement filed on May 16, 2011:  http://www.sec.gov/Archives/edgar/data/831001/000119312511141342/d424b2.htm
Prospectus and Prospectus Supplement filed on May 12, 2011:  http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®” and “S&P 100®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. and its affiliates. The Buffered PLUS are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the Buffered PLUS.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.